Axogen, Inc.

13631 Progress Boulevard, Suite 400

Alachua, Florida 32615

April 26, 2024

VIA EDGAR

Mr. Robert Augustin

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Re:	Axogen, Inc.

Registration Statement on Form S-3 (File No. 333-277689)

Dear Mr. Augustin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Axogen, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-277689), as amended by pre-effective amendment No. 1 filed on March 29, 2024, to 4:30 p.m., Eastern Time, on April 29, 2024, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to Jaclyn Liu of Morrison & Foerster LLP at (415) 268-6722.

Very truly yours,

Axogen, Inc.

By:	/s/ Marc Began
Name:	Marc A. Began
Title:	Executive Vice President and General Counsel